Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

In this report, as used herein, and unless the context suggests otherwise, the terms “Color Star,” “Company,” “we,” “us” or “ours” refer to the combined business of Color Star Technology Co., Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023 (the “2023 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2023 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2023 Form 20-F.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

For the Six Months Ended December 31, 2023 vs December 31, 2022

	For the six months ended December 31,
				Percentage
	2023	2022	Change	Change
Revenue	$1,060,442	$-	$1,060,442	100%
Cost of revenue	793,400	-	$793,400	100%
Gross profit	267,042	-	$267,042	100%
Selling, general and administrative expenses	(3,626,787)	(9,899,408)	$(6,272,621)	(63)%
Provision for expected credit losses	(15,786,550)	(1,880,986)	$13,905,564	739%
Research and development expenses	-	(121,580)	$(121,580)	(100)%
Stock compensation expense	(2,192,437)	(273,118)	$1,919,319	703%
Loss from operations	(21,338,732)	(12,175,092)	$9,163,640	75%
Total other income (expense), net	214,479	(2,120)	$216,599	(10,217)%
Loss before provision for income taxes	(21,124,253)	(12,177,212)	$8,947,041	73%
Provision for income taxes	-	-	$-	-%
Net loss	$(21,124,253)	$(12,177,212)	$8,947,041	73%

Revenue. During the six months ended December 31, 2023, we generated approximately $1.1 million revenue, among which, approximately $1.0 million from sales of concerts and entertainment events tickets and $0.1 million from construction management consulting services. We have organized a few concerts and sports events during the six months ended December 31, 2023. In addition, we begin our construction management consulting services in September 2023. There was no revenue for the six months ended December 31, 2022.

	For the Six Months Ended December 31,
				Percentage
Revenue	2023	2022	Change	Change
Concert and entertainment events	$952,642	$-	$952,642	100%
Construction management consulting services	107,800	-	107,800	100%
Total Revenue	$1,060,442	$-	$1,060,442	100%

Cost of Revenue. Our concert and entertainment event cost of revenue of approximately $0.8 million, among which, approximately $0.8 million from cost of sales of concerts and entertainment events tickets and $14,000 from cost of construction management consulting services for the six months ended December 31, 2023. The increase was mainly attributable to the payments to concert and event organizers and the salary expenses attributable to the construction management consulting services. There was no cost of revenue for the six months ended December 31, 2022.

	For the Six Months Ended December 31,
				Percentage
Cost of Revenue	2023	2022	Change	Change
Concert and entertainment events	$779,400	$-	$779,400	100%
Construction management consulting services	14,000	-	14,000	100%
Total Cost of Revenue	$793,400	$-	$793,400	100%

Gross Profit. We had a gross profit of approximately $0.3 million for the concert and entertainment events and construction management consulting services during the six months ended December 31, 2023. No gross profit during the six months ended December 31, 2022.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $3.6 million for the six months ended December 31, 2023 as compared to approximately $9.9 million for the six months ended December 31, 2022, a decrease of approximately $6.3 million.

The decrease was primarily due to approximately $4.8 million decrease in advertising expenses, approximately $0.9 million decrease in amortization expense of our intangible assets, approximately $0.3 million decrease in professional fees and approximately $0.3 million decrease in office and other miscellaneous general and administrative expenses.

Provision for Expected Credit Losses. Provision for expected credit losses were approximately $15.8 million and $1.9 million for the six months ended December 31, 2023 and 2022, respectively. The increase was primarily due to approximately $13.9 million increase in provision for expected credit losses expenses on our aged other receivables as we cancelled our online concert and one of our live concerts for which we are in the negotiation process with our concert vendors for the potential refunds.

Research and Development Expenses. Research and development expenses consist of costs associated with development of our online platforms. During six months ended December 31, 2023 and 2022, we spent approximately $0 and $0.1 million on the development of augmented reality functions in out Color World App and maintaining our online education academy App, Color World internally, respectively.

Stock Compensation Expenses. Stock compensation expenses were approximately $2.2 million for the six months ended December 31, 2023 as compared to approximately $0.3 million for the six months ended December 31, 2022. The increase was mainly due to the shares that we issued to our consulting service providers were vesting in the six months ended December 31, 2023.

Loss from Operations. We incurred losses from operations of approximately $21.3 million and approximately $12.2 million for the six months ended December 31, 2023 and 2022, respectively. The increase of approximately $9.2 million in losses was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income and finance expense. We had a total other income, net, of approximately $0.2 million and other expense, net, of approximately $2,000 during the six months ended December 31, 2023 and 2022, respectively. The change was mainly due to our sale of three concerts cooperation rights to other concert organizers as we obtained the rights to the concert cooperation but we were not able to organize the events during the committed timeframe. The increase was offset by the increase in the amortization of debt issuance costs of approximately $72,000 and interest expense of approximately $43,000 in connection with the convertible notes payable that we issued in July 2023.

Provision for Income Taxes. We did not incur income tax expense for the six months ended December 31, 2023 and 2022 as we had operating losses.

Net Loss. We incurred a net loss of approximately $21.1 million for the six months ended December 31, 2023, as compared to a net loss of approximately $12.2 million for the six months ended December 31, 2022. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of $0.3 million, which was held by our consolidated entities in the U.S. and the People’s Republic of China (PRC).

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in concerts and entertainment events, online entertainment performance and construction management consulting services. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $2.9 million as of December 31, 2023 as compared to approximately $10.7 million as of June 30, 2023.

In addition, we completed a few rounds of debt and equity financings and received net proceeds of $1.0 million from a convertible note and approximately $1.4 million through our private placement offering during the six months ended December 31, 2023.

From May to August 2023, we signed agreements on concerts and other entertainment events that would be performed from May 2023 to February 2024. We are currently generating revenue from these events and expected to generate revenue from these events. If we are unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for our future payment obligations, we may be required to curtail or cease our operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support our working capital, including our recently completed a convertible note financing transaction of $1.0 million on July 11, 2023 and private placement offering of approximately $1.4 million in November and December 2023. However, there is no assurance that management will be successful in their future plans. Our unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Months Ended December 31,
	2023	2022

Net cash used in operating activities	$(2,511,361)	$(6,414,815)
Net cash provided by financing activities	2,531,216	6,836,101
Net change in cash and cash equivalents	$19,855	$421,286

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $2.5 million for the six months ended December 31, 2023, which was mainly due to a net loss of approximately $21.1 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $15.8 million of provision for expected credit losses, approximately $2.2 million of stock compensation expense, approximately $7,000 of depreciation expense, approximately $1.8 million of amortization expense, approximately $72,000 of amortization of debt issuance costs, and approximately $40,000 of amortization of right of use assets. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of other receivables of approximately $11.8 million which were subsequently reserved for allowance on credit losses. The net cash outflow was offset by the increase of prepayment of approximately $9.4 million as we prepaid service fees for live concert productions, and the increase of other payables and accrued liabilities of approximately $1.1 million as we incurred more payroll and received capital contribution in advance for potential private placement during the period, and the increase in lease liabilities of approximately $3,000 due to unpaid lease liabilities.

Net cash used in operating activities totaled approximately $6.4 million for the six months ended December 31, 2022, which was mainly due to a net loss of approximately $12.2 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $1.9 million of provision for doubtful accounts, approximately $0.3 million of stock compensation expense, approximately $7,000 of depreciation expense, and approximately $2.7 million of amortization expense. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of prepayment of approximately $5.2 million as we prepaid service fees for live concert productions, the decrease of accounts payable of approximately $0.5 million as we paid royalty fee to our on-demand content vendor during the period, and the decrease of other payables and accrued liabilities of approximately $0.2 million. The net cash outflow was offset by the decrease of other receivables of approximately $6.8 million.

Financing Activities

Net cash provided by financing activities totaled approximately $2.5 million for the six months ended December 31, 2023, which was due to the sale of ordinary shares, net of offering costs, of approximately $1.4 million through our private placement offering, the proceeds from a convertible notes, net of debt issuance cost, of $1.0 million, and the borrowings from our related parties of approximately $0.2 million to pay for certain operating expenses.

Net cash provided by financing activities totaled approximately $6.8 million for the six months ended December 31, 2022, which was due to the sale of ordinary shares of approximately $1.5 million through our private placement offering, the sale of units, net of offering costs, of approximately $5.0 million and the borrowings from our related parties of approximately $0.3 million to pay for certain operating expenses.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

4